July 29, 2016

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Re:                             DRAGONWAVE INC.

Registration Statement on Form F-1 (Registration No. 333-212428) -

Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Dragonwave Inc. that the effective date of the above-referenced registration statement be accelerated to 4:00 p.m. (Eastern Time), or as soon as practicable thereafter, on August 2, 2016, pursuant to Rule 461 under the Securities Act.  Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name: Edward D. Silvera
Title: Chief Operating Officer